04048332

Movie Star, Inc. /NY

1115 Broadway, New York, NY 10010 ☆ 212-798-4700

AR/S

P.E. 6/30/04

Fiscal 2004 Annual Report
Letter to Shareholders

Dear Shareholders:

This past year has been both a challenge and opportunity for Movie Star. Our Company has gone through a transformation over the last number of years and we have continued the process over the past two quarters. Our largest shareholder has changed, we have acquired the assets of Sidney Bernstein & Son Lingerie, Inc., we have a new licensing agreement with Maidenform and we have a new credit facility. Both the acquisition and licensing agreement are broadening the Company's product lines and distribution network. We are confident that the actions taken during the past fiscal year will position Movie Star, Inc. for improved financial performance. As a result, we are more confident about both the near and long-term business outlook.

As to our financial performance for fiscal 2004, net sales declined 17 percent to $53,691,000 from last year's $64,916,000. The gross margin percentage for fiscal 2004 declined modestly compared with last year. Selling, general and administrative expenses ("SG&A") were $15,824,000, which included a special charge of $1,084,000. Had it not been for this charge, SG&A would have almost equaled last year's figure. For fiscal 2004, net income was $128,000, or $0.01 per diluted share, down from last year's $3,431,000, or $0.22 per diluted share.

At fiscal year-end, June 30, 2004, Movie Star had no outstanding debt and its cash position was $2,527,000, a significant improvement from the same period last year when we had outstanding debt of $2,277,000 and cash totaled $219,000. Shareholders' equity at year-end increased slightly to $17,747,000 from $17,264,000 at the same date a year ago.

Following the sale by the Company's largest shareholder of his and his family's stock to TTG Apparel, LLC, which is managed by Michael Tokarz, a number of events have transpired that will strengthen Movie Star over time. First, the Company expanded its Board of Directors from six to seven members and added three new board members, two of whom qualify as independent directors. These additions increased the total number of independent directors to four. These four independent directors all have diversified and successful business backgrounds that, along with the other senior management/directors, will contribute to the Company's further success.

We were delighted to have acquired the assets and over $7,000,000 of open customer orders from Sidney Bernstein & Son Lingerie, Inc. Their line of ladies' intimate apparel will further expand our product offerings, as well as diversify and broaden our sales distribution. The acquisition closed at the beginning of August and the integration will be completed by January 2005. We expect the acquisition to have a positive impact on our results in fiscal 2005.

Additionally, we are very pleased to have entered into a licensing agreement with Maidenform Inc. Under this agreement, we will produce a new line of ladies' sleepwear, robes and loungewear using the Maidenform® name. Movie Star's Maidenform® Collection will be available to department stores, chains and high-end specialty stores nationally beginning in January 2005. The Company will also introduce a new line of sleepwear, robes and daywear under the trademarks Sweet Nothings®, Self Expressions® and Rendezvous® to be available to select mass merchandisers and national chains by fall 2005.

At the end of the fiscal year, we moved our credit facility to an international commercial bank. The bank approved an increase in our credit facility from $17,500,000 to $24,000,000 enabling us to meet the higher working capital requirements for the addition of Sidney Bernstein & Son Lingerie, Inc.

We are very optimistic about our future. We have in place the people, programs and capital necessary to profitably grow our business. We are working hard to produce improved financial results and we are continuing to explore strategies and opportunities that will diversify and strengthen our Company.

Thank you for your continued support.

Sincerely,

Melvyn Knigin
Interim Chairman of the Board,
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2004 or

[ ] Transition report pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934

For the transition period from __________ to ________

Commission File Number 1-5893

MOVIE STAR, INC.
(Exact name of Registrant as specified in its Charter)

New York (State or other jurisdiction of incorporation or organization)	13-5651322 (I.R.S. Employer Identification No.)
1115 Broadway, New York, NY (Address of Principal Executive Offices)	10010 (Zip Code)

Registrant's telephone number including area code (212) 684-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Yes __X__ No _____

As of December 31, 2003 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's common stock (based on its reported last sale price on the American Stock Exchange of $1.50, held by non-affiliates of the registrant, was $17,612,708.

As of August 27, 2004, there were 15,619,975 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required in Part III by Items 10, 11, 12, 13 and 14 is incorporated by reference to the registrant's proxy statement in connection with the 2004 Annual Meeting of Shareholders, which will be filed by the registrant within 120 days after the close of its fiscal year.

See Item 15 with respect to exhibits to this Form 10-K which are incorporated herein by reference to documents previously filed or to be filed by the Registrant with the Commission.

MOVIE STAR, INC.
2004 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Movie Star, Inc. ("the Company"), a New York corporation organized in 1935, designs, manufactures, markets and sells an extensive line of ladies' intimate apparel which includes sleepwear, robes, leisurewear, loungewear, panties and daywear. During fiscal 2001, the Company discontinued its retail operations.

The Company's products consist of ladies' pajamas, nightgowns, baby dolls, nightshirts, dusters, shifts, caftans, sundresses, rompers, short sets, beachwear, peignoir ensembles, robes, leisurewear, panties, and daywear consisting of bodysuits, soft bras, slips, half-slips, teddies, camisoles and cami top sets. These products are manufactured in various fabrics, designs, colors and styles depending upon seasonal requirements, changes in fashion and customer demand. The Company maintains an in-house design staff, which affords it the flexibility to work with merchandise buyers on fashion design and price points.

On August 3, 2004, the Company completed its acquisition of certain assets of Sidney Bernstein & Son Lingerie, Inc. ("SB&S"), a company engaged in the design, marketing and sale of women's lingerie and related apparel and accessories.

The acquired assets were purchased for an aggregate price of $3,387,000 and included, among other assets, $2,873,000 of inventory and $500,000 of intangible assets. The Company also assumed $3,012,000 of SB&S' open purchase orders and received $7,408,000 of open customer orders. Pursuant to the Asset Purchase Agreement, the Company also agreed to pay up to an additional $1,000,000 in the aggregate based upon certain gross profit levels generated by the Company's newly-established Sidney Bernstein & Son Division during the next three fiscal years. In connection with the asset purchase, Daniel Bernstein and Irwin Bernstein, the two owners of SB&S have joined the Company as President and Vice President, respectively, of the new division.

SB&S had sales of approximately $18,724,000 for calendar year 2003 and the Company expects to benefit from synergies in sourcing and distribution beginning in calendar 2005.

The Company's products are sold to discount, specialty, national and regional chain, mass merchandise and department stores and direct mail catalog marketers throughout the United States. The prices to consumers for the Company's products range from approximately $6.00 for certain of its products, such as panties, to approximately $85.00 for certain other products, such as peignoir sets. The Company's products are sold by in-house sales personnel and outside manufacturer's representatives. Approximately 41% of the Company's sales are made to mass merchandisers, 21% to national chains, and 16% to department stores; the balance of the Company's sales are unevenly distributed among discount, specialty, regional chain stores and direct mail catalog marketers. The Company's gross profit on its sales for each of the fiscal years ended June 30, 2004, 2003, and 2002 was approximately 30.0%, 31.7% and 28.0%, respectively.

The Company has historically limited the promotion of its products to cooperative advertising in conjunction with its retail customers directed to the ultimate retail consumer of its products. In connection with the Company's Maidenform lines, the Company will advertise its Maidenform collection to its retail customer and directly to the consumer.

The Company utilizes a large variety of fabrics made from natural and man-made fibers including, among others, polyester, cotton, broadcloth, stretch terry, brushed terry, flannel, brushed flannel, nylon, spun polyester, velour, satins, tricot, jersey, fleece, jacquards, lace, stretch lace, charmeuse, chambray, micro fibers, spandex and various knit fabrics.

These materials are available from a variety of both domestic and foreign sources. The sources are highly competitive in a world market. The Company expects these competitive conditions to continue in the foreseeable future. Generally, the Company has long-standing relationships with its domestic and foreign suppliers and purchases its raw materials in anticipation of orders or as a result of need based on orders received. Purchase of raw materials in high volume provides the Company with the opportunity to buy at relatively low prices. In turn, the Company is able to take advantage of these lower prices in the pricing of its finished goods.

The Company has historically produced its products either at one of its domestic facilities or by purchasing them from a finished package manufacturer or by contracting for their assembly from a cut, make and trim manufacturer

("CMT"). Due to the Company's strategic decision to take advantage of lower labor costs by purchasing more of its finished goods offshore, the Company has eliminated its domestic production and increased its finished package purchases. Domestic production decreased from 2.5% of total production in fiscal 2001 to less than 1% in fiscal 2002 and no products were produced domestically in fiscal 2003 and 2004. The purchase of finished packages increased from 49.5% of total production in fiscal 2001 to 70% in fiscal 2002, 71% in fiscal 2003 and 76% in fiscal 2004. CMT production was 48% of total production in fiscal 2001, 30.0% in fiscal 2002, 29% in fiscal 2003 and 24% in fiscal 2004.

The following table sets forth a list of the countries from which the Company has purchased finished goods and in which the Company has contracted for the assembly of its products, including the approximate percentage of the Company's total cost of production allocable to each country:

	2004			2003		
	CMT	FG Purchased	Total	CMT	FG Purchased	Total
Bangladesh	- %	7%	7%	- %	15%	15%
Cambodia	-	10	10	-	13	13
China	-	7	7	-	3	3
Dominican Republic	18	-	18	10	-	10
India	-	7	7	-	2	2
Mexico	4	4	8	10	5	15
Pakistan	-	7	7	-	9	9
Philippines	2	31	33	9	23	32
Other	-	3	3	-	1	1
Total Production	24%	76%	100%	29%	71%	100%

Currently, the Company has three independent representatives' in Bangladesh, one employee and three independent representatives' in the Dominican Republic and eight employees in the Philippines supervising the production of finished products purchased by the Company or assembled for the Company by CMT manufacturers in those countries. These employees and representatives assist in maintaining quality and on-time delivery. Management personnel travel to the Dominican Republic and Asia throughout the year to monitor the performance of the Company's offshore manufacturers and contractors.

In order to facilitate the coordination of its production in the Philippines, which was 28% of total production in 2001, 38% of total production in 2002, 32% of total production in 2003 and 33% of total production in 2004, the Company opened a representative office in the Philippines in 2002. The office is being utilized primarily for administrative and manufacturing support functions, as well as sample making and pattern making.

The Company's transactions with its foreign manufacturers and suppliers are subject to the risks of doing business abroad. The Company's import and offshore operations are subject to constraints imposed by agreements between the United States and a number of foreign countries in which the Company does business. These agreements impose quotas on the amount and type of goods that can be imported into the United States from these countries. Such agreements also allow the United States to impose, at any time, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. The Company's imported products are also subject to United States customs duties and, in the ordinary course of business, the Company is from time to time subject to claims by the United States Customs Service for duties and other charges. The United States and other countries in which the Company's products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust presently prevailing quotas, duty or tariff levels, which could adversely affect the Company's operations and its ability to continue to import products at current or increased levels. The Company cannot predict the likelihood or frequency of any such events occurring.

The Company believes it maintains adequate inventories to cover the needs of its customers.

The Company has several registered trademarks, of which "Movie Star", "Movie Star Loungewear", "Cinema Etoile", "Seductive Wear", "Meant To Be", "Cine Jour", "Private Property", "Heather Nicole" and "Night Magic" are material to the marketing by the Company of its products. There is no litigation with respect to patents, licenses and trademarks .

The Company entered into a licensing agreement with Maidenform Inc. Under this agreement, the Company will produce a new line of ladies' sleepwear and robes to be introduced under the Maidenform® name. The Company's Maidenform Collection will be available to department stores, chains and high-end specialty stores nationally beginning in calendar 2005. The Company will also introduce a new line of sleepwear, robes and daywear under the trademarks Sweet Nothings®, Self Expressions® and Rendezvous® to be available to select mass merchandisers and national chains in calendar 2005.

The Company manufactures a wide variety of intimate apparel in many different styles and sizes and for use in all seasons and climates in the United States. Because of its product mix, it is subject to certain seasonal variations in sales. Historically, more than 50% of the Company's sales have been made in the first six months of its fiscal year, except in fiscal 2003 when the Company's sales were evenly distributed between the first and second half of the year.

All sales are outright sales. Terms are generally net 10 days E.O.M. or net 30 days from the date the goods are shipped which, depending on date of shipment, can be due from as short a period as twenty-one days or as long as fifty days. It has become industry practice to extend payment terms up to an additional thirty days for certain customers. Although sales are made without the right of return, in certain instances the Company may accept returns or agree to allowances. The Company maintains sufficient inventories of raw materials and finished goods to meet its production requirements and the delivery demands of its customers. As a result, the Company relies on its short-term line of credit to supplement internally generated funds to fulfill its working capital needs.

Wal-Mart accounted for 38% of sales for fiscal 2004, 42% of sales for fiscal 2003 and 32% of sales for fiscal 2002. Sears, Roebuck and Company accounted for 10% of sales for fiscal 2004 and 2003 and 13% of sales for fiscal 2002.

Purchasing decisions by the Company's customers with respect to each group of the Company's products and, in some instances, products within a group, generally are made by different buyers and purchasing departments. The Company believes that the loss of orders from any one buyer or purchasing department would not necessarily result in the loss of sales to other buyers or purchasing departments of those customers.

The backlog of orders was approximately $27,145,000 as of June 30, 2004, $27,420,000 as of June 30, 2003 and $32,561,000 as of June 30, 2002. Orders are booked upon receipt. When the Company completed its acquisition of certain assets of Sidney Bernstein & Son Lingerie, Inc. on August 3, 2004 it also acquired $7,408,000 of open customer orders. The Company believes that the current backlog is firm and will be filled by the end of the current fiscal year.

There is no material portion of the business which may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government.

The intimate apparel business is fragmented and highly competitive. The industry is characterized by a large number of small companies manufacturing and selling unbranded merchandise, and by several large companies which have developed widespread consumer recognition of the brand names associated with merchandise manufactured and sold by these companies. In addition, certain of the larger retailers to whom the Company has historically sold its products have sought to expand the development and marketing of their own brands and to obtain intimate apparel products directly from similar sources as the Company.

The intimate apparel industry is further characterized by competition on the basis of price, quality, efficient service and prompt delivery. Because of this competitive pressure, the Company no longer relies on domestic manufacturing and relies entirely on offshore manufacturers and contractors. Accordingly, changes in import quotas, currency valuations and political conditions in the countries from which the Company imports products could adversely affect the Company's business.

No material research activities relating to the development of new products or services or the improvement of existing products or services were undertaken during the last fiscal year, except for the normal continuing development of new styles and marketing methods.

There are no costs relating to complying with environmental regulations in the fiscal year just completed or over future periods of which the Company is aware.

As of August 31, 2004, the Company had 283 full-time and 10 part-time employees. Approximately 28 are executive, design and sales personnel, 92 are administrative personnel, and the balance are in distribution, warehousing and offshore support.

The Company has never experienced an interruption of its operations because of a work stoppage. Even though the Company is subject to certain seasonal variations in sales, significant seasonal layoffs are rare.

Employees have an interest in the Company's Common Stock through the Company's ESOP. The Company deems its relationship with its employees to be good. The Company is not a party to any collective bargaining agreement with any union.

ITEM 2. PROPERTIES

The following table sets forth all of the facilities owned or leased by the Company as of June 30, 2004, except for the New Holland, PA distribution center which became available at the close of the SB&S transaction on August 3, 2004.

Location	Use	Owned or Leased	Bldg. Area (sq. ft.)	Expiration of Lease
1115 Broadway, New York, NY	Executive and Administrative offices; Divisional Sales Office and Showroom	Leased	31,000	12/10
180 Madison Ave., New York, NY	Sales Office and Showroom	Leased	3,000	3/06
New Holland, PA	Distribution Center for SB&S	(1)	43,000	N/A
Petersburg, PA	Warehousing for finished goods; Distribution Center	Owned	140,000	N/A
South Mississippi	1 Mfg. Support/ Dist./Warehouse; 1 Warehouse	Leased Owned	212,000 29,000	11/20 N/A
Philippines	Administrative and Mfg. Support; Sample and Pattern Making	Leased	3,800	4/05

(1) Pursuant to the Asset Purchase Agreement with SB&S, the Company will have full access to the distribution center in New Holland, PA and the personnel to operate the distribution center. This distribution center will be provided to the Company through December 31, 2004 at the actual cost to operate the facility.

The following table sets forth the amount of space allocated to different functions in shared facilities set forth in the preceding table.

LOCATION	FUNCTION	AMOUNT OF SPACE (Sq. ft.)
1115 Broadway and 180 Madison Avenue New York, New York	Corporate Offices;	11,000
	Divisional Sales Offices and Showrooms;	11,000
	Production Staff and Design	12,000
New Holland, Pennsylvania	Warehousing and Distribution;	40,000
	Offices	3,000
Petersburg, Pennsylvania	Warehousing and Distribution;	137,000
	Offices	3,000
Mississippi	Manufacturing Support;	24,000
	Warehousing and Distribution;	199,000
	Offices	18,000
Philippines	Administrative and Mfg. Support; Sample and Pattern Making	3,800

ITEM 3. LEGAL PROCEEDINGS

There are no legal proceedings pending which are material.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

None.

PART II

ITEM 5. MARKET FOR COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The Common Stock is traded on the American Stock Exchange. The following table sets forth for the indicated periods the reported high and low prices per share.

Year Ended June 30, 2004	High	Low
First Quarter	$2.49	$1.58
Second Quarter	2.75	1.33
Third Quarter	1.82	1.20
Fourth Quarter	1.59	1.26
Year Ended June 30, 2003		
First Quarter	$ .50	$.32
Second Quarter	.60	.36
Third Quarter	1.20	.51
Fourth Quarter	1.94	.91

As of August 27, 2004, there were approximately 2,717 holders of record of the Common Stock.

The Company presently intends to retain all earnings for the Company's growth. Depending upon the Company's capital resources and needs, the Company may pay cash dividends in the future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors.

The following sets forth certain information as of June 30, 2004 concerning the Company's equity compensation plans:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Plans approved by shareholders			
1988 Non-Qualified Stock Option Plan	75,000	$ .63	1,591,666
1994 Incentive Stock Option Plan	640,000	.66	825,000 (1)
2000 Performance Equity Plan	290,000	.83	460,000
	1,005,000	.71	2,876,666
Plans not approved by shareholders			
Warrant	50,000	.44	-
Total	1,055,000	$ .70	2,876,666

(1) Effective July 15, 2004, options can no longer be granted under the 1994 Incentive Stock Option Plan.

MOVIE STAR, INC.
ITEM 6. SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Amounts)

Statement of Operations Data:	**Fiscal Years Ended June 30,**				
	2004	**2003**	**2002**	**2001**	**2000**
Net sales	$ 53,691	$ 64,916	$ 54,359	$ 62,462	$ 62,483
Cost of sales	37,581	44,345	39,157	44,072	44,783
Selling, general and administrative expenses	15,824	14,623	13,689	14,869	13,797
Loss on closing of distribution facility	-	-	-	1,188	-
	53,405	58,968	52,846	60,129	58,580
Operating income from continuing operations	286	5,948	1,513	2,333	3,903
Gain on purchases of subordinated debentures and senior notes	-	-	-	(482)	(565)
Interest income	(12)	(4)	(3)	(6)	(145)
Interest expense	76	351	695	1,476	1,856
Income from continuing operations before income taxes	222	5,601	821	1,345	2,757
Income taxes (benefit)	94	2,170	360	(695)	35
Income from continuing operations	128	3,431	461	2,040	2,722
Income (loss) from discontinued operations	-	-	86	(326)	398
Net income	$ 128	$ 3,431	$ 547	$ 1,714	$ 3,120
BASIC NET INCOME (LOSS) PER SHARE:					
From continuing operations	$.01	$.23	$.03	$ .14	$.18
From discontinued operations	-	-	.01	(.02)	.03
Net income	$.01	$.23	$.04	$ .12	$.21
DILUTED NET INCOME (LOSS) PER SHARE:					
From continuing operations	$.01	$.22	$.03	$ .13	$.17
From discontinued operations	-	-	.01	(.02)	.03
Net income	$.01	$.22	$.04	$ .11	$.20
Basic weighted average number of shares outstanding	15,574	15,133	15,085	14,899	14,889
Diluted weighted average number of shares outstanding	16,199	15,407	15,112	15,301	15,928

Balance Sheet Data:	**At June 30,**				
	2004	**2003**	**2002**	**2001**	**2000**
WORKING CAPITAL	$16,543	$15,979	$ 9,529	$ 8,016	$17,345
TOTAL ASSETS	$20,779	$24,089	$22,406	$27,799	$31,627
SHORT-TERM DEBT – Including current maturities Of long-term debt and capital lease obligations	$ -	$ 2,304	$ 4,169	$10,327	$ 1,773
LONG-TERM DEBT – Including deferred lease and other long-term liabilities	$ 374	$ 325	$ 254	$ 183	$12,222
SHAREHOLDERS' EQUITY	$17,747	$17,264	$13,624	$13,021	$11,292

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

When used in this Form 10-K and in future filings by the Company with the Commission, the words or phrases "will likely result," "management expects" or "the Company expects," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. The Company has no obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risks are included in "Item 1: Business," "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Form 10-K. In assessing forward-looking statements contained herein, readers are urged to carefully read those statements.

Among the factors that could cause actual results to differ materially are: business conditions and growth in the Company's industry; general economic conditions; the addition or loss of significant customers; the loss of key personnel; product development; competition; foreign government regulations; fluctuations in foreign currency exchange rates; rising costs of raw materials and the unavailability of sources of supply; the timing of orders placed by the Company's customers; and the risk factors listed from time to time in the Company's SEC reports. We urge you to carefully read the following discussion in conjunction with these factors.

Overview

The intimate apparel business is a highly competitive industry. The industry is characterized by a large number of small companies selling unbranded merchandise, and by several large companies that have developed widespread consumer recognition of the brand names associated with merchandise sold by these companies. In addition, retailers to whom we sell our products have sought to expand the development and marketing of their own brands and to obtain intimate apparel products directly from the same sources from which we obtain our products.

The intimate apparel business for the department stores, specialty stores and regional chains is broken down into five selling seasons a year. We create a new line of products that represent our own brand name "Cinema Etoile" for each selling season. Our brand name does not have widespread consumer recognition, although it is well known by our customers. We sell our brand name products primarily during these selling seasons. We also develop specific products for some of our larger accounts, mass merchandisers and national chains, and make between five and eight presentations throughout the year to these accounts. We do not have long-term contracts with any of our customers and therefore our business is subject to unpredictable increases and decreases in sales depending upon the size and number of orders that we receive each time we present our products to our customers.

During fiscal 2004, we experienced a significant reduction in sales that was primarily the result of receiving fewer orders from some of our larger customers. However, we do not believe that this is a permanent trend and these larger customers continue to welcome us to present our products to them. If it were not for the customer orders of the Sidney Bernstein & Son Division , the dollar volume of orders received for the first half of fiscal 2005 would be comparable to those received for the first half of fiscal 2004. However, they are from different customers than in fiscal 2004 and some of the orders are at a considerably lower gross margin. In a continued effort to improve the overall profitability of the Company, we have (i) signed a licensing agreement with Maidenform Inc. and the Maidenform line is scheduled for its first delivery in the beginning of calendar 2005, (ii) acquired the inventory and certain other assets of Sidney Bernstein & Son Lingerie, Inc. along with $7,408,000 in open customer orders and (iii) hired a representative in Canada to begin selling to the Canadian market, which we began shipping in the first quarter of fiscal 2005.

In fiscal 2004, approximately 41% of our sales were made to mass merchandisers, 21% to national chains, and 16% to department stores. The balance of our sales was unevenly distributed among discount, specialty, regional chain stores and direct mail catalog marketers.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

Management believes the application of accounting policies, and the estimates inherently required by the policies, are reasonable. These accounting policies and estimates are constantly re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, management has found the application of accounting policies to be appropriate, and actual results generally do not differ materially from those determined using necessary estimates.

Our accounting policies are more fully described in Note 1 to the consolidated financial statements. Management has identified certain critical accounting policies that are described below.

Inventory – Inventory is carried at the lower of cost or market on a first-in, first-out basis. Management writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts/Sales Discounts – The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company also estimates allowances for customer discounts, orders and incentive offerings. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental allowance at the time the incentive is offered.

Deferred Tax Valuation Allowance – In assessing the need for a deferred tax valuation allowance, we consider future taxable income and ongoing prudent and feasible tax planning strategies. Since we were able to determine that we should be able to realize our deferred tax assets in the future, in excess of its recorded amount, a deferred tax asset valuation allowance was not deemed necessary. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

The following table shows each specified item as a dollar amount and as a percentage of net sales in each fiscal period, and should be read in conjunction with the consolidated financial statements included elsewhere in this Annual Report on Form 10-K:

	Years Ended June 30,					
	2004		2003		2002	
Net sales	$53,691	100.0%	$64,916	100.0%	$54,359	100.0%
Cost of sales	37,581	70.0%	44,345	68.3%	39,157	72.0%
Gross profit	16,110	30.0%	20,571	31.7%	15,202	28.0%
Operating Expenses:						
Selling, general and administrative expenses	15,824	29.5%	14,623	22.5%	13,689	25.2%
Operating income from continuing operations	286	.5%	5,948	9.2%	1,513	2.8%
Interest income	(12)	-	(4)	-	(3)	-
Interest expense	76	.1%	351	.6%	695	1.3%
Income from continuing operations before income taxes	222	.4%	5,601	8.6%	821	1.5%
Income taxes	94	.2%	2,170	3.3%	360	.7%
Income from continuing operations	128	.2%	3,431	5.3%	461	.8%
Discontinued operations:						
Gain on disposal of discontinued retail stores	-	-	-	-	86	.2%
Net income	$ 128	.2%	$ 3,431	5.3%	$ 547	1.0%

Fiscal 2004 Compared to Fiscal 2003

Results of Continuing Operations

Net sales for the year ended June 30, 2004 were $53,691,000 as compared to $64,916,000 in the comparable period in 2003. The decrease in sales was due primarily to a decrease in orders with our primary customer (which accounted for approximately 46% of the decrease), an initial set-up replenishment order for our primary customer being shipped in fiscal 2003 (which accounted for approximately 11% of the decrease) and a poor holiday season in intimate apparel at retail. The poor holiday season intimate apparel at retail caused the retailers to have excess inventory of replenishment goods resulting in lower orders following the holiday season.

The gross profit percentage was 30.0% for the year ended June 30, 2004 as compared to 31.7% for the year ended June 30, 2003. The lower margins resulted primarily from lower margins in the fourth quarter. We had a 25.8% gross margin in the fiscal 2004 fourth quarter as compared to a 32.3% gross margin in the same quarter in the prior year. The lower margin in the fourth quarter was the result of a large program to our primary customer, which was at a full margin, in the fourth quarter last year that we did not have in the current year, lower sales in the fourth quarter of this year that caused closeout sales to be a higher percentage of total sales and higher markdown allowances to our customers in the current year.

As a result of differences between the accounting policies of companies in the industry relating to whether certain items of expense are included in cost of sales rather than recorded as selling expenses, the reported gross profits of different companies, including our own, may not be directly compared. For example, we record the costs of preparing merchandise for sale, including warehousing costs and shipping and handling costs, as a selling expense, rather than a cost of sale. Therefore, our gross profit is higher than it would be if such costs were included in cost of sales.

Selling, general and administrative expenses were $15,824,000, or 29.5% of net sales, for the year ended June 30, 2004 as compared to $14,623,000, or 22.5% of net sales, for the similar period in 2003. This increase of $1,201,000 resulted primarily from a one-time expense of $1,084,000 related to a lump sum payment to President and Chief Executive Officer, Mel Knigin. This occurred as a result of a stock ownership sale by the former Chairman of the Company, which activated a provision in Mr. Knigin's employment agreement. Under the terms of the agreement with Mr. Knigin, this payment is to be applied against any severance obligations owed to Mr. Knigin under his employment contract, which, in accordance with its terms, expires on June 30, 2007. In addition to the above one-time expense, we had increases in salaries and salary related expenses of approximately $398,000, business insurance expense of $139,000 and medical insurance expense of $79,000 as well as a net overall increase in other selling, general and administrative expenses. These increases were partially offset by a reduction in commission expense of $175,000 and officers' bonuses of $291,000. We also had a more favorable than expected recovery of bad debts in the current year of $350,000 that was primarily related to the Montgomery Ward bankruptcy.

Operating income from continuing operations decreased to $286,000 for the year ended June 30, 2004, from $5,948,000 for the similar period in 2003. This decrease was due to lower sales and gross margins, as well as higher selling, general and administrative expenses.

Interest income for the year ended June 30, 2004 was $12,000 as compared to $4,000 for 2003.

Interest expense for the year ended June 30, 2004 was $76,000 as compared to $351,000 for 2003. This reduction was due primarily to lower borrowing levels and, to a lesser extent, lower interest rates.

We provided for income taxes of $94,000 for the year ended June 30, 2004, as compared to $2,170,000 for the similar period in 2003. This decrease was primarily the result of lower income.

We recorded net income from continuing operations for the year ended June 30, 2004 of $128,000 as compared to $3,431,000 for the same period in 2003. This decrease was due to lower sales and gross margins as well as higher selling, general and administrative expenses, partially offset by lower net interest costs and a smaller provision for income taxes in the current year.

Fiscal 2003 Compared to Fiscal 2002

Results of Continuing Operations

Net sales for the year ended June 30, 2003 were $64,916,000 as compared to $54,359,000 in the comparable period in 2002. The increase in sales was due primarily to an increase in orders from the Company's primary customer (which alone accounted for 89% of the overall increase and which represented a 53% increase in orders from that customer in the prior year) and an overall net increase in orders with the remaining customer base (with some customers placing larger orders and others placing smaller orders).

The gross profit percentage was 31.7% for the year ended June 30, 2003 as compared to 28.0% for the year ended June 30, 2002. The higher margins resulted primarily from the addition of the Dominican Republic as a new source for contract labor (which resulted in reduced labor costs), greater efficiencies in the overall production cycle and improved customer compliance (which reduced customer deductions).

As a result of differences between the accounting policies of companies in the industry relating to whether certain items of expense are included in cost of sales rather than recorded as selling expenses, the reported gross profits of different companies, including the Company's, may not be directly compared. For example, the Company records the costs of preparing merchandise for sale, including warehousing costs and shipping and handling costs, as a selling expense, rather than a cost of sale. Therefore, the Company's gross profit is higher than it would be if such costs were included in costs of sales.

Selling, general and administrative expenses were $14,623,000, or 22.5% of net sales, for the year ended June 30, 2003 as compared to $13,689,000, or 25.2% of net sales, for the similar period in 2002. This increase of $934,000 resulted primarily from increases in salary expense and salary related costs of $713,000 (both from increased compensation resulting from bonuses paid to employees and an increased number of personnel), merchandising, design and sample expenses of $184,000 (resulting primarily from the addition of knitwear to the product line) and a $200,000 overall net increase in general overhead expenses, partially offset by a decrease in bad debt expense of $162,000.

Operating income from continuing operations increased to $5,948,000 for the year ended June 30, 2003, from $1,513,000 for the similar period in 2002. This increase was due to higher sales and gross margins partially offset by higher selling, general and administrative expenses as discussed above.

Interest income for the year ended June 30, 2003 was $4,000 as compared to $3,000 for 2002.

Interest expense for the year ended June 30, 2003 was $351,000 as compared to $695,000 for 2002. This reduction was due to lower borrowing levels as a result of increased cash flow from the Company's operations and lower interest rates.

We provided for income taxes of $2,170,000 for the year ended June 30, 2003, as compared to $360,000 for the similar period in 2002. This increase was primarily the result of higher income.

We recorded net income from continuing operations for the year ended June 30, 2003 of $3,431,000 as compared to $461,000 for the same period in 2002. This increase was due to higher sales and gross margins and lower interest costs partially offset by higher selling, general and administrative expenses and a larger provision for income taxes in the current year.

Results of Discontinued Operations

In December 2000, we decided to dispose of the majority of the assets of its retail division. Accordingly, the operating results of this division are classified as discontinued operations.

There was no activity for the year ended June 30, 2003 as compared to income from discontinued operations of $86,000, net of income taxes for the similar period in 2002. The income in fiscal 2002 relates to the sale of certain assets that were fully depreciated.

Net Income

We had net income of $3,431,000 for the year ended June 30, 2003 as compared to $547,000 for the similar period in 2002. This increase was due to higher sales and gross margins and lower interest costs partially offset by higher selling, general and administrative expenses and a larger provision for income taxes in the current year, partially offset by income from discontinued operations in the prior year.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of our contractual obligations and commercial commitments, the following data is provided as of June 30, 2004 (in thousands):

		Payments Due by Period			
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Licensing Agreement	420	40	285	95	-
Operating Leases	7,788	1,220	2,366	2,360	1,842
Consulting Agreements	821	350	471	-	-
Employment Contract	1,650	525	1,125	-	-
Total Contractual Obligations	$10,679	$2,135	$4,247	$2,455	$1,842

		Amount of Commitment Expiration Per Period			
	Total Amounts Committed	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Other Commercial Commitments					
Letters of Credit	$ 9,485	$9,485	$ -	$ -	$ -
Total Commercial Commitments	$ 9,485	$9,485	$ -	$ -	$ -

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Liquidity and Capital Resources

For the year ended June 30, 2004, working capital increased by $564,000 to $16,543,000, primarily from profitable operations.

During the fiscal year ended June 30, 2004, cash increased by $2,308,000. The Company used cash of $2,277,000 for the net reduction of its short-term borrowings, $27,000 for the payment of capital lease obligations and $209,000 for the purchase of fixed assets. These activities were funded by cash generated from operating activities of $4,688,000 and the exercise of employee stock options of $133,000.

Receivables, net of allowances, at June 30, 2004 decreased by $1,415,000 to $7,577,000 from $8,992,000 at June 30, 2003. This decrease is due to lower sales in the fourth quarter of 2004 as compared to the prior year.

Inventory at June 30, 2004 decreased by $4,454,000 to $5,938,000 from $10,392,000 at June 30, 2003. The decrease is primarily due to a decrease in finished goods. The decrease in finished goods is the result of producing a greater amount of goods specifically for customer orders, the quicker reduction of closeout goods and the timing of receipts as compared to the prior year.

Effective July 1, 2004, we obtained a new revolving line of credit of up to $24,000,000. The revolving line of credit expires June 30, 2005 and is sufficient for the Company's projected needs for operating capital and letters of credit to fund the purchase of imported goods through July 1, 2005. Direct borrowings under this line bear interest at the prime rate less three quarters of one percent per annum. Availability under the line of credit is subject to the Company's compliance with certain agreed upon financial formulas. We were in compliance with our prior lender at June 30, 2004 and the Company would have been in compliance with its current line if it were in effect at June 30, 2004. Under the terms of this financing, the Company has agreed to pledge substantially all of our assets, except the Company's real property.

We believe the available borrowing under its secured revolving line of credit, along with anticipated internally generated funds, will be sufficient to cover its working capital requirements through July 1, 2005.

We anticipate that capital expenditures for fiscal 2005 will be less than $500,000.

Effect of New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements apply to the first fiscal year or interim period ending after March 31, 2004. The adoption of FIN 46 does not have a material effect on the results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective dates. The adoption of this pronouncement does not have a material effect on the results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement does not have a material effect on the results of operations or financial position.

Inflation

The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to changes in the prime rate based on the Federal Reserve actions and general market interest fluctuations. The Company believes that moderate interest rate increases will not have a material adverse impact on its results of operations, or financial position, in the foreseeable future. For the fiscal year ended June 30, 2004, borrowings peaked during the year at $5,021,000 and the average amount of borrowings was $1,275,000.

Imports

The Company's transactions with its foreign manufacturers and suppliers are subject to the risks of doing business abroad. The Company's import and offshore operations are subject to constraints imposed by agreements between the United States and a number of foreign countries in which the Company does business. These agreements impose quotas on the amount and type of goods that can be imported into the United States from these countries. Such agreements also allow the United States to impose, at any time, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. The Company's imported products are also subject to United States customs duties and, in the ordinary course of business, the Company is from time to time subject to claims by the United States Customs Service for duties and other charges. The United States and other countries in which the Company's products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust presently prevailing quotas, duty or tariff levels, which could adversely affect the Company's operations and its ability to continue to import products at current or increased levels. The Company cannot predict the likelihood or frequency of any such events occurring.

ITEM 8. FINANCIAL STATEMENTS.

INDEX TO CONSOLIDATED STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Movie Star, Inc.:

We have audited the accompanying consolidated balance sheets of Movie Star, Inc. and subsidiary as of June 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2) for the years ended June 30, 2004 and 2003. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Movie Star, Inc. and subsidiary as of June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
August 9, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Movie Star, Inc.:

We have audited the accompanying statements of income, shareholders' equity and cash flows of Movie Star, Inc. for the year ended June 30, 2002. Our audit also included the financial statement schedule listed in the index at Item 15(a)(2) for the year ended June 30, 2002. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Movie Star, Inc. for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
August 20, 2002

MOVIE STAR, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003
(In Thousands, Except Number of Shares)

ASSETS	**2004**	**2003**
CURRENT ASSETS:		
Cash	$ 2,527	$ 219
Receivables, net	7,577	8,992
Inventory	5,938	10,392
Deferred income taxes	2,571	2,511
Prepaid expenses and other current assets	588	365
Total current assets	19,201	22,479
PROPERTY, PLANT AND EQUIPMENT – Net	1,021	1,153
DEFERRED INCOME TAXES	148	50
OTHER ASSETS	409	407
TOTAL ASSETS	$20,779	$24,089
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Note payable	$ -	$ 2,277
Current maturities of capital lease obligations	-	27
Accounts payable	1,937	2,888
Accrued expenses and other current liabilities	721	1,308
Total current liabilities	2,658	6,500
DEFERRED LEASE LIABILITY	283	224
OTHER LONG-TERM LIABILITY	91	101
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value – authorized, 30,000,000 shares; issued 17,617,000 shares in 2004 and 17,412,000 shares in 2003	176	174
Additional paid-in capital	4,706	4,353
Retained earnings	16,483	16,355
	21,365	20,882
Less treasury stock, at cost – 2,017,000 shares	3,618	3,618
Total shareholders' equity	17,747	17,264
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$20,779	$24,089

See notes to consolidated financial statements.

MOVIE STAR, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2004, 2003 AND 2002
(In Thousands, Except Per Share Amounts)

	2004	2003	2002
Net sales	$53,691	$64,916	$54,359
Cost of sales	37,581	44,345	39,157
Gross profit	16,110	20,571	15,202
Operating Expenses:			
Selling, general and administrative expenses	15,824	14,623	13,689
Operating income from continuing operations	286	5,948	1,513
Interest income	(12)	(4)	(3)
Interest expense	76	351	695
Income from continuing operations before income taxes	222	5,601	821
Income taxes	94	2,170	360
Income from continuing operations	128	3,431	461
Discontinued operations:			
Gain on disposal of discontinued retail stores, including provision for operating losses during phase-out period, net of income taxes	-	-	86
Net income	$ 128	$ 3,431	$ 547
BASIC NET INCOME PER SHARE:			
From continuing operations	$.01	$.23	$.03
From discontinued operations	-	-	.01
Net income per share	$.01	$.23	$.04
DILUTED NET INCOME PER SHARE:			
From continuing operations	$.01	$.22	$.03
From discontinued operations	-	-	.01
Net income per share	$.01	$.22	$.04
Basic weighted average number of shares outstanding	15,574	15,133	15,085
Diluted weighted average number of shares outstanding	16,199	15,407	15,112

See notes to consolidated financial statements.

MOVIE STAR, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2004, 2003 AND 2002
(In Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total
	Shares	Amount			Shares	Amount	
BALANCE, JUNE 30, 2001	16,954	$ 170	$4,092	$ 12,377	2,017	$(3,618)	$13,021
Net income	-	-	-	547	-	-	547
Conversion of long-term debt for common stock	148	1	55	-	-	-	56
BALANCE, JUNE 30, 2002	17,102	171	4,147	12,924	2,017	(3,618)	13,624
Net income	-	-	-	3,431	-	-	3,431
Exercise of stock options	310	3	206	-	-	-	209
BALANCE, JUNE 30, 2003	17,412	174	4,353	16,355	2,017	(3,618)	17,264
Net income	-	-	-	128	-	-	128
Exercise of stock options	205	2	131	-	-	-	133
Tax benefit from exercise of stock options	-	-	222	-	-	-	222
BALANCE, JUNE 30, 2004	17,617	$176	$4,706	$16,483	2,017	$(3,618)	$17,747

See notes to consolidated financial statements.

MOVIE STAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2004, 2003, AND 2002
(In Thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 128	$ 3,431	$ 547
Adjustments to reconcile net income to net cash provided by continuing operating activities			
Depreciation and amortization	410	403	356
Provision for sales allowances and doubtful accounts	316	69	(67)
Deferred income taxes	64	1,943	411
Deferred lease liability	59	84	110
Gain on discontinued operations	-	-	(86)
Loss on disposal of property, plant and equipment	-	19	-
(Increase) decrease in operating assets:			
Receivables	1,099	(2,060)	925
Inventory	4,454	(1,595)	3,150
Prepaid expenses and other current assets	(223)	(163)	116
Other assets	(71)	(114)	(75)
Increase (decrease) in operating liabilities:			
Accounts payable	(951)	(467)	503
Accrued expenses and other liabilities	(597)	321	(288)
Net cash provided by operating activities	4,688	1,871	5,602
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(209)	(181)	(205)
Proceeds from sale of property, plant and equipment	-	-	737
Net cash (used in) provided by investing activities	(209)	(181)	532
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments and purchases of long-term debt and capital lease obligations	(27)	(43)	(6,537)
Net (repayment) proceeds from revolving line of credit	(2,277)	(1,852)	395
Proceeds from exercise of employee stock options	133	209	-
Net cash used in financing activities	(2,171)	(1,686)	(6,142)
Net cash used in discontinued operations	-	-	(38)
NET INCREASE (DECREASE) IN CASH	2,308	4	(46)
CASH, BEGINNING OF YEAR	219	215	261
CASH, END OF YEAR	$ 2,527	$ 219	$ 215

(Continued)

MOVIE STAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2004, 2003, AND 2002
(In Thousands)

	2004	2003	2002
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during period for:			
Interest	$ 76	$ 358	$ 863
Income taxes (net of refunds received)	$ 343	$ 43	$ (51)
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:			
Conversion of long-term debt for common stock	$ -	$ -	$ 56
Tax benefit from exercise of employee stock options	$ 222	$ -	$ -

(Concluded)

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business – Movie Star, Inc. is a New York corporation organized in 1935, which designs, manufactures, markets and sells an extensive line of ladies' sleepwear, robes, leisurewear, loungewear, panties and daywear.

In May 2004, Movie Star, Inc. formed a wholly-owned subsidiary, Cinejour Lingerie, Inc., in Montreal, Canada which will market and sell Movie Star's products throughout Canada beginning in fiscal 2005.

Principles of Consolidation – The consolidated financial statements include the accounts of Movie Star, Inc. and its wholly-owned subsidiary, Cinejour Lingerie, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America also requires management to make estimates and assumptions that affect the disclosures of contingent assets and liabilities at the date of the financial statements. Significant estimates include provision for inventory obsolescence, deferred tax assets, allowances for doubtful accounts and sales discounts. Actual results could differ from those estimates.

Allowances for Doubtful Accounts/Sales Discounts – The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company also estimates allowances for customer discounts, orders and incentive offerings. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental allowance at the time the incentive is offered.

Inventory – Inventory is valued at lower of cost (first-in, first-out) or market. The Company writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property, Plant and Equipment – Property, plant and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method over the following estimated useful lives:

Buildings and improvements	15 - 30 years
Machinery & Equipment	5 years
Office furniture and equipment	3 - 5 years
Leasehold improvements	Lesser of life of the asset or life of lease

Impairment of Long-lived Assets – The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets, including property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses its assets for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and records impairment losses when this amount is less than the carrying amount. Impairment losses are recorded for the excess of the assets' carrying amount over their fair value, which is generally determined based on the estimated future discounted cash flows over the remaining useful life of the asset using a discount rate determined by management at the date of the impairment review. Management believes at this time that the carrying value and useful life of long-lived assets continue to be appropriate.

Deferred Rent – The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the non-cancelable lease term.

Stock Options – Pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Accordingly, no compensation expense has been recorded in the financial statements with respect to option grants. The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123."

Had the Company elected to recognize compensation expense for stock-based compensation using the fair value method net income, basic net income per common share and net income per diluted common share would have been as follows:

	Years Ended June 30,		
	2004	2003	2002
Net Income, as reported	$128	$3,431	$547
Add (deduct) net stock-based employee forfeitures (cost), net of taxes	(15)	146	(68)
Pro forma net income	$113	$3,577	$479
Basic net income per share, as reported	$.01	$.23	$ .04
Add (deduct) net stock-based employee forfeitures (cost) per share	-	.01	(.01)
Pro forma basic net income per share	$.01	$.24	$ .03
Diluted net income per share, as reported	$.01	$.22	$ .04
Add (deduct) net stock-based employee forfeitures (cost) per share	-	.01	(.01)
Pro forma diluted net income per share	$.01	$.23	$ .03

The fair value of each option-pricing model was calculated with the following weighted-average assumptions used for grants in 2003 and 2002, respectively; risk-free interest rate 4.0%; expected life 7 years; expected volatility of 69.99% and 69.22%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

Revenue Recognition – Revenue is recognized upon shipment. Although sales are made without the right of return, in certain instances, the Company may accept returns or agree to allowances. Sales returns, discounts and allowances are recorded as a component of net sales in the period in which the related sales are recognized. The customer takes title and assumes the risks and rewards of ownership of the products when the merchandise leaves the Company's warehouse. The Company expenses the costs of advertising to customers under cooperative advertising as a reduction of revenue and component of net sales. Cooperative advertising amounted to $160,000, $176,000 and $276,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

Cost of Sales and Selling Costs – Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight-in, inspection costs, labor associated with quality repairs, internal transfer costs, purchasing and receiving costs, and travel and entertainment related to product sourcing."

Selling costs include the costs of selling the merchandise, including preparing the merchandise for sale, picking and packing costs, and shipping and handling costs, such as warehousing, freight-out and other direct costs to deliver inventory to customers. Shipping and handling costs aggregated approximately $1,869,000 in 2004, $1,917,000 in 2003 and $1,984,000 in 2002. In addition, selling costs include the costs for apparel design and development activities, including sample designs and patterns. The Company expenses these costs as incurred. Selling costs are a component of selling, general and administrative expenses.

Income Taxes – The Company follows SFAS No. 109, "Accounting for Income Taxes."

Deferred tax valuation allowance – In assessing the need for a deferred tax valuation allowance, the Company considers future taxable income and ongoing prudent and feasible tax planning strategies. Since the Company was able to determine that it should be able to realize its deferred tax assets in the future, in excess of its recorded amount, a deferred tax valuation allowance was not deemed necessary. Likewise, should the Company determine that it would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Net Income Per Share – Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per share also includes the dilutive effect of potential common shares outstanding during the period.

Effect of New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements apply to the first fiscal year or interim period ending after March 31, 2004. The adoption of FIN 46 does not have a material effect on the results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective dates. The adoption of this pronouncement does not have a material effect on the results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement does not have a material effect on the results of operations or financial position.

2. INVENTORY

Inventory consists of the following:

	June 30, 2004	June 30, 2003
	(In Thousands)	
Raw materials	$1,166	$ 1,470
Work-in process	323	655
Finished goods	4,449	8,267
	$5,938	$10,392

3. RECEIVABLES

Receivables are comprised of the following:

	June 30, 2004	June 30, 2003
	(In Thousands)	
Trade	$ 9,272	$10,377
Other	10	5
	9,282	10,382
Less allowance for doubtful accounts and sales discounts	(1,705)	(1,390)
	$ 7,577	$ 8,992

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	June 30, 2004	June 30, 2003
	(In Thousands)	
Land, buildings and improvements	$ 1,951	$ 1,891
Machinery and equipment	527	466
Office furniture and equipment	1,036	955
Leasehold improvements	265	264
	3,779	3,576
Less accumulated depreciation and amortization	(2,758)	(2,423)
	$ 1,021	$ 1,153

In fiscal 2002, the Company sold its two non-operating facilities located in Virginia and a retail store from discontinued operations for $729,000 and $52,000, respectively.

Depreciation expense of $340,000, $359,000 and $336,000 was recorded in fiscal 2004, 2003 and 2002, respectively.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are comprised of the following:

	June 30,	
	2004	2003
	(In Thousands)	
Insurance	$ 170	$ 335
Salary, commissions and employee benefits	380	655
Other	171	318
	$ 721	$1,308

6. NOTE PAYABLE

The Company amended and restated its credit agreement (the "Amended Credit Agreement"), effective June 30, 2001. The Amended Credit Agreement matured on July 1, 2004 (see below). Under the agreement, the Company could borrow, in the aggregate, revolving loans and letters of credit, up to $30,000,000. Availability under the line of credit was subject to the Company's compliance based on financial formulas as outlined in the agreement. As of June 30, 2004 and 2003, the Company was in compliance with respect to the various financial and other covenants of the agreement. Pursuant to the terms of the agreement, the Company had pledged substantially all of its assets, except the Company's real property. Interest on outstanding borrowings was payable at the prime rate, but not less than 4.25 percent per annum.

For the fiscal year ended June 30, 2004, under the credit agreement, the borrowings peaked at $5,021,000 and the average amount of borrowings was $1,275,000, with the weighted average interest rate of 4.25 percent. For the fiscal year ended June 30, 2003, under the credit agreement, the borrowings peaked at $10,055,000 and the average amount of borrowings was $6,352,000, with the weighted average interest rate of 4.84 percent.

At June 30, 2004, the Company had no borrowings outstanding under this line of credit and had approximately $9,485,000 of outstanding letters of credit.

At June 30, 2003, the Company had borrowings of $2,277,000 outstanding under this line of credit at an interest rate of 4.25 percent and also had approximately $6,165,000 of outstanding letters of credit.

Effective July 1, 2004, the Company secured a line of credit with another financial institution. This line of credit matures on June 30, 2005. Under this line of credit, the Company may borrow in the aggregate, revolving loans and letters of credit, up to $24,000,000. Availability under this line of credit is subject to the Company's compliance with certain financial formulas as outlined in the agreement. Pursuant to the terms of this line of credit, the Company pledged substantially all of its assets, except the Company's real property.

Interest on outstanding borrowings is payable at a variable rate per annum equal to the prime rate less .75 percent (3.5 percent as of July 1, 2004).

7. LONG-TERM DEBT

At June 30, 2003, long-term debt consisted entirely of capitalized lease obligations due within the year.

12.875% Subordinated Debentures – In fiscal 2002, the Company paid the remaining balance on its 12.875% Subordinated Debentures of $4,180,000 one-month early utilizing its Amended Credit Agreement.

8% Senior Notes – In fiscal 2002, holders of $55,500 in principal amount of the 8% Convertible Senior Notes converted their Notes into approximately 148,000 shares of the Company's common stock and the Company paid the remaining balance on the Notes of $2,284,000 at maturity utilizing its Amended Credit Agreement.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.

Cash, Accounts Receivable, Accounts Payable, Accrued Expenses and Other Current Liabilities – The carrying value of these items approximates fair value, based on the short-term maturities of these instruments.

Note Payable, Capital Lease Obligations and Other Long-term Liabilities – The fair value of these securities are estimated based on quoted market prices. If no market quotes are available, interest rates that are currently available to the Company for issuance of the debt with similar terms and remaining maturities are used to estimate fair value of debt issues. The carrying value approximates the fair value.

The fair value estimates are based on pertinent information available to management as of June 30, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those respective dates, and current estimates of fair value may differ significantly from the amounts presented herein. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carry forwards.

The income tax effects of significant items, comprising the Company's net deferred tax assets and liabilities, are as follows:

	June 30, 2004	June 30, 2003
	(In Thousands)	
Deferred tax liabilities:		
Differences between book and tax basis of property, plant and equipment	$ -	$ 40
Deferred tax assets:		
Difference between book and tax basis of inventory	544	880
Reserves not currently deductible	832	730
Operating loss carry forwards	1,083	888
Other	260	103
	2,719	2,601
Net deferred tax asset	$2,719	$2,561

The provision for (benefit from) income taxes on continuing operations is comprised as follows:

	Years Ended June 30, 2004	2003	2002
	(In Thousands)		
Current:			
Federal	$ (12)	$ 126	$ (15)
State and local	42	101	22
	30	227	7
Deferred			
Federal	54	1,652	300
State and local	10	291	53
	64	1,943	353
	$ 94	$2,170	$360

A tax provision of $58,000 was allocated to discontinued operations for the year ended June 30, 2002.

Reconciliation of the U.S. statutory rate with the Company's effective tax rate is summarized as follows:

	Years Ended June 30, 2004	2003	2002
	(In Thousands)		
Federal statutory rate	34.0 %	34.0 %	34.0 %
Increase (decrease) in tax resulting from:			
State income taxes (net of federal tax benefits)	17.6	4.6	6.4
Other	(9.3)	.1	2.2
Effective rate	42.3 %	38.7 %	42.6 %

As of June 30, 2004, the Company has net operating loss carry forwards of approximately $2,707,000 for federal income tax purposes that expire between the years 2011 and 2024 and credit carry forwards of approximately $216,000.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases --The Company has operating leases expiring in various years through fiscal 2011.

Future minimum payments under these leases at June 30, 2004 are as follows (in thousands):

Fiscal Year	Amount
2005	$ 1,220
2006	1,211
2007	1,155
2008	1,167
2009	1,193
Thereafter	1,842
	$ 7,788

Rental expense for 2004, 2003 and 2002 was approximately $1,255,000, $1,240,000 and $1,210,000, respectively.

Employment Agreement – In January 2003, the Company and Mr. Knigin, the Company's CEO and President, finalized their negotiations regarding an extension of Mr. Knigin's employment agreement, which was to expire on June 30, 2004. Under the terms of the extended agreement, Mr. Knigin is to receive total base compensation of $2,625,000 over the five-year term of the agreement, effective as of July 1, 2002 and continuing through June 30, 2007. As of June 30, 2004, the remaining financial liability of this agreement is $1,650,000. Mr. Knigin may also be entitled to certain severance payments at the conclusion of the term of his agreement, provided the Company attains specified financial performance goals. The severance obligations of the Company, if any, will be reduced by the lump sum payment paid to Mr. Knigin in connection with the sale, by the David family, of its shares of the Company's common stock, as discussed below.

On January 28, 2003, Mr. Knigin voluntarily surrendered and forfeited his options to purchase 1,000,000 shares of the Company's common stock, par value $.01 and relinquished any further rights he may have had under the existing option agreements, which have now been terminated.

On February 10, 2004, Mark M. David, the Company's then Chairman, and members of his family, entered into an agreement to sell all of their shares of common stock of the Company, an aggregate of 3,532,644 shares, or approximately 22.7% of the total shares outstanding, to TTG Apparel, LLC, for a purchase price of $1.70 per share. At the request of the purchaser, the purchase of the shares was approved by the Company's Board of Directors. Upon the closing of the transaction, Mark M. David and Gary W. Krat resigned from the Company's Board of Directors. This transaction closed on February 17, 2004. This transaction activated a provision under the Company's employment agreement with Mr. Knigin, which required the Company to make a lump sum payment to Mr. Knigin. As a result, a special charge of approximately $1,084,000 was recorded in the third quarter of fiscal 2004. Under the terms of the agreement with Mr. Knigin, the payment is to be applied against any severance obligations of the Company owed to Mr. Knigin under his employment contract, which, in accordance with its terms, expires on June 30, 2007. The payment was made on April 8, 2004.

Consulting Agreements – As of January 1, 2003, the Company and Mark M. David, the Company's then Chairman of the Board, have renegotiated Mr. David's consulting agreement with the Company that was to expire on June 30, 2004. The new agreement is with Mr. David's consulting firm. Under the terms of the new agreement, Mr. David's consulting firm will provide the consulting services of Mr. David and will receive annual consulting fees of $225,000 through June 30, 2007.

As of May 3, 2004, the Company and LLI, Inc. ("LLI"), a corporation organized under the law of the Province of Quebec, Canada, entered into a consulting agreement whereby LLI will provide the sales representation for the Company in Canada and supervise the operations of the Company's office in Montreal. The agreement expires on August 31, 2005 and will be automatically renewed in one year increments provided that LLI meets certain net sales, as defined in the agreement. LLI will receive annual consulting fees of $125,000 through August 31, 2005, plus additional consulting fees for sales in excess of targets, as defined in the agreement.

Licensing Agreement – In February 2004, the Company entered into a licensing agreement with Maidenform Inc. Pursuant to the agreement, the Company is obligated to pay licensing fees, based upon a percentage of net sales, subject to an annual minimum guaranteed royalty. Future minimum guaranteed royalty payments under the non-cancelable agreement as of June 30, 2004 are as follows (in thousands):

Fiscal Year	Amount
2005	$ 40
2006	115
2007	170
2008	95
	$ 420

Guarantees – The Company has not provided any financial guarantees as of June 30, 2004.

11. RELATED PARTY

Upon the retirement of its then Chief Executive Officer, Mark M. David, in July 1999, the Company entered into an agreement, expiring in October 2011, to provide for future medical benefits. As of June 30, 2004 and 2003, the current portion, included in "Accrued expenses and other current liabilities," amounted to $13,000 and $12,000, respectively and the long-term portion, classified as "Other long-term liability," amounted to $91,000 and $101,000, respectively.

12. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of trade accounts receivable. The Company's customers are primarily located throughout the United States and are not concentrated in any specific geographic region but are concentrated in the retail industry. One customer accounted for 38%, 42% and 32% of the Company's net sales in fiscal 2004, 2003, and 2002, respectively. Another customer accounted for 10%, 10% and 13% of the Company's net sales in fiscal 2004, 2003 and 2002, respectively. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

13. STOCK PLANS, OPTIONS AND WARRANT

Stock Options – On December 8, 1994, the Company's shareholders approved a new Incentive Stock Option Plan (the "1994 ISOP") to replace the 1983 ISOP. Options granted, pursuant to the plan, are not subject to a uniform vesting schedule. The plan permits the issuance of options to employees to purchase common stock of the Company at a price not less than fair market value on the date of the option grant. The plan reserves 2,000,000 shares of common stock for grant and provides that the term of each award be determined by the Compensation Committee with all awards made within the ten-year period following the effective date. Options to purchase 640,000 shares at an exercise price ranging from $.625 to $1.125 per share are outstanding at June 30, 2004. Of the total options granted, 628,000 are presently exercisable. Options to purchase 535,000 shares have been exercised under this plan through June 30, 2004. Effective July 15, 2004, options can no longer be granted under the 1994 ISOP.

On February 21, 2000, the Committee adopted a new Performance Equity Plan (including a new Incentive Stock Option Plan) (the "2000 Plan") and on November 28, 2000, the Company's shareholders approved the plan. The 2000 Plan authorizes the Company to grant qualified and non-qualified options to participants for the purchase of up to an additional 750,000 shares of the Company's common stock and to grant other stock-based awards to eligible employees of the Company. Options to purchase 290,000 shares at an exercise price ranging from $.625 to $1.0625 per share are outstanding at June 30, 2004. Of the total options granted, 242,000 are presently exercisable.

The Company also has a Key Employee Stock Option Plan covering the issuance of up to 1,667,000 shares of the Company's common stock. Options to purchase 75,000 shares at an exercise price of $.625 per share are outstanding and exercisable at June 30, 2004.

The options typically vest over five years.

Information with respect to stock options is as follows (shares in thousands):

	2004		2003		2002	
FIXED OPTIONS	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Outstanding – beginning of year	1,210	$.70	2,420	$. 68	2,560	$.69
Granted	-	-	100	.54	100	.50
Exercised	(205)	.65	(310)	.67	-	-
Canceled	-	-	(1,000)	.65	(240)	.78
Outstanding - end of year	1,005	$.71	1,210	$.70	2,420	$.68
Exercisable – end of year	945	$.71	1,043	$.69	1,866	$.68
Weighted-average fair value of options granted during the year		$ -		$.28		$.22

The following table summarizes information about the Company's stock options outstanding at June 30, 2004 (options in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at June 30, 2004**	**Weighted-Average Remaining Contractual Life in Yrs**	**Weighted-Average Exercise Price**	**Exercisable at June 30, 2003**	**Weighted-Average Exercise Price**
$.625 - $.6875	785	3.64	$.63	745	$.63
$.875 - $1.125	220	5.08	.98	200	.99
	1,005	3.95	$.71	945	$.71

Warrant - In October 1998, in connection with an agreement with a financial consulting firm, the Company granted a warrant to purchase 50,000 shares of its common stock at $.4375 per share to the consultants. The warrant is exercisable at anytime within ninety days following written notice from the Company of the Company's intention to file a Registration Statement other than on Form S-4 and S-8, under the Securities Act of 1933, as amended.

In 1983, the Company adopted an Employee Stock Ownership and Capital Accumulation Plan (the "Plan"). The Plan covers the Company's employees who meet the minimum credited service requirements of the Plan. The Plan is funded solely from employer contributions and income from investments. The Company has made no contributions to the Plan since July 1996 and at that time all employees became 100% vested in their shares. Upon an employee's termination, or in certain other limited circumstances, the employee's shares are distributed to the employee according to his or her direction and the applicable Plan rules. As of June 30, 2004 and 2003, the Plan owned 459,091 and 525,467 shares of common stock of the Company, respectively. The amount of shares eligible for distribution at June 30, 2004 and 2003 were 193,089 and 244,618, respectively.

14. NET INCOME PER SHARE

The Company's calculation of Basic and Diluted Net Income Per Share are as follows (in thousands, except per share amounts):

	Years Ended June 30,		
	2004	2003	2002
	(In Thousands, Except Per Share)		
Basic:			
Income from continuing operations	$ 128	$3,431	$ 461
Income from discontinued operations	-	-	86
Net income	$ 128	$3,431	$ 547
Weighted average number of shares outstanding	15,574	15,133	15,085
Basic net income per share:			
From continuing operations	$.01	$.23	$.03
From discontinued operations	-	-	.01
Basic net income per share	$.01	$.23	$.04
Diluted:			
Income from continuing operations	$ 128	$ 3,431	$ 461
Income from discontinued operations	-	-	86
Net income	$ 128	$ 3,431	$ 547
Weighted average number of shares outstanding	15,574	15,133	15,085
Shares Issuable Upon Conversion of Stock Options	588	258	18
Shares Issuable Upon Conversion of Warrants	37	16	9
Total average number of equivalent shares outstanding	16,199	15,407	15,112
Diluted net income per share:			
From continuing operations	$.01	$.22	$.03
From discontinued operations	-	-	.01
Diluted net income per share	$.01	$.22	$.04

15. CLOSING OF DISTRIBUTION FACILITY

In fiscal 2002, the Company sold its distribution facility located in Lebanon, Virginia for $630,000 and paid all of the remaining exit and severance costs relating to its closing.

16. DISCONTINUED OPERATIONS

In December 2000, management authorized the shutdown of the retail segment and ceased all operations in March 2001. Accordingly, the operating results of this segment, for the year ended June 30, 2002, have been reclassified as income from discontinued operations.

In fiscal 2002, the Company recorded income on the disposal of its discontinued operations of $144,000 less income taxes of $58,000. This related primarily to the sale of a retail store in excess of its estimated realizable value and the favorable negotiation on its lease terminations.

17. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

	Quarter			
	First	Second	Third	Fourth
	(In Thousands, Except Per Share)			
Fiscal Year Ended June 30, 2004				
Net sales	$16,826	$14,166	$12,175	$10,524
Gross profit	5,282	4,277	3,831	2,720
Net income (loss)	853	417	(636)	(506)
Basic net income (loss) per share (a)	.06	.03	(.04)	(.03)
Diluted net income (loss) per share (a)	.05	.03	(.04)	(.03)
Fiscal Year Ended June 30, 2003				
Net sales	$15,780	$16,689	$16,934	$15,513
Gross profit	4,686	5,263	5,617	5,005
Net income	670	751	961	1,049
Basic net income per share (a)	.04	.05	.06	.07
Diluted net income per share (a)	.04	.05	.06	.07

(a) Quarterly net income (loss) per share amounts may not add to the total for the full year amount, due to rounding.

18. ACQUISITION

In expanding the Company's product offerings, as well as diversifying and broadening its sales distribution, on August 3, 2004, the Company completed its acquisition of certain assets of Sidney Bernstein & Son Lingerie, Inc. ("SB&S"), a New York based company engaged in the design, marketing and sale of women's lingerie and related apparel accessories, pursuant to an Asset Purchase Agreement, dated as of July 28, 2004.

The acquired assets were purchased for an aggregate price of $3,387,000 and included, among other assets, $2,873,000 of inventory and $500,000 of intangible assets. The Company also assumed $3,012,000 of SB&S' open purchase orders and received $7,408,000 of open customer orders. Pursuant to the Asset Purchase Agreement, the Company also agreed to pay up to an additional $1,000,000 in the aggregate based upon certain gross profit levels generated by the Company's newly-established Sidney Bernstein & Son Division during the next three fiscal years. In connection with the asset purchase, Daniel Bernstein and Irwin Bernstein, the two owners of SB&S have joined the Company as President and Vice President, respectively, of the new division. Unaudited pro forma results of operations are not presented since they are deemed not material.

On August 3, 2004, the Company entered into an employment agreement with Daniel Bernstein expiring on June 30, 2007. Pursuant to the agreement, Mr. Bernstein is to receive a base compensation of $350,000 annually plus commission based on formulas, as defined, in the agreement. Under the terms of the agreement, the Company is to issue Mr. Bernstein options to purchase 75,000 shares of common stock under the Company's 2000 Performance Equity Plan in both fiscal 2005 and 2006.

* * * * * *

Schedule II

MOVIE STAR, INC.
VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
FISCAL YEAR ENDED JUNE 30, 2004:				
Allowance for doubtful accounts	$ 339	$ -	$ (91) (a) (248) (b)	$ -
Allowance for sales discounts and allowances	1,051	5,759	(5,105)	1,705
	$1,390	$5,759	$(5,444)	$1,705
FISCAL YEAR ENDED JUNE 30, 2003:				
Allowance for doubtful accounts	$ 406	$ -	$ (26) (a) (41) (b)	$ 339
Allowance for sales discounts and allowances	915	4,698	(4,562)	1,051
	$1,321	$4,698	$(4,629)	$1,390
FISCAL YEAR ENDED JUNE 30, 2002:				
Allowance for doubtful accounts	$ 284	$ 122	$ -	$ 406
Allowance for sales discounts and allowances	1,103	3,565	(3,753)	915
	$1,387	$3,687	$(3,753)	$1,321

(a) Uncollectible accounts written off.
(b) Reduction in allowance.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the Company's disclosure controls and procedures as of June 30, 2004 was made under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer. Based on that evaluation, they concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. During the most recently completed fiscal quarter, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. EXECUTIVE OFFICERS AND DIRECTOR OF THE COMPANY

See Item 14.

ITEM 11. EXECUTIVE COMPENSATION

See Item 14.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See Item 14.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See Item 14

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Items 10, 11, 12, 13 and 14 is incorporated by reference to the information included in the Company's definitive proxy statement in connection with the 2004 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) **1. Financial Statements and Supplementary Data**

Included in Part II, Item 8 of this report:

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets at June 30, 2004 and 2003

Consolidated Statements of Income for the fiscal Years ended June 30, 2004, 2003 and 2002

Consolidated Statements of Shareholders' Equity for the fiscal years ended June 30, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the Fiscal years ended June 30, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

2. Schedule

For the fiscal years ended June 30, 2004, 2003 and 2002:

II – Valuation and Qualifying Accounts

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

3. EXHIBITS

Exhibit Number	Exhibit	Method of Filing
2.1	Asset Purchase Agreement dated July 28, 2004, among the Company, Sidney Bernstein & Son Lingerie, Inc., Irwin Bernstein and Daniel Bernstein.	Incorporated by reference as Exhibit 2.1 to Form 8-K for the quarter ended September 30, 2004 and filed on August 6, 2004
3.1	Certificate of Incorporation	Incorporated by reference as Exhibit 3.1 to Form 10-K for fiscal year ended June 30, 1988 and filed on October 13, 1988.
3.2	Amended Certificate of Incorporation	Incorporated by reference as Exhibit 3.1.1 to Form 10-K for fiscal year ended June 30, 1992 and filed on September 25, 1992.
3.3	Amended Certificate of Incorporation	Incorporated by reference as Exhibit 3.1.2 to Form 8 Amendment to Form 10-K for fiscal year ended June 30, 1992 and filed on January 19, 1993.

Exhibit Number	Exhibit	Method of Filing
3.4	By-Laws	Incorporated by reference as Exhibit 3.2 to Form 10-K for fiscal year ended June 30, 1988 and filed on October 13, 1988.
10.1	1994 Incentive Stock Option Plan.	Incorporated by reference as Exhibit 10.3.1 to Form 10-K for fiscal year ended June 30, 1994 and filed on October 12, 1994.
10.2	1988 Non-Qualified Stock Option Plan.	Incorporated by reference as Exhibit 10.7 to Form 10-K for fiscal year ended June 30, 1989 and filed on September 27, 1989.
10.3	Agreement dated as of July 1, 1999 between Mark M. David and the Company providing for retirement benefits to Mr. David.	Incorporated by reference as Exhibit 10.11 to Form 10-K for fiscal year ended June 30, 1999 and filed on September 28, 1999.
10.4	Agreement regarding severance benefits dated as of July 1, 2001 between Saul Pomerantz and the Company.	Incorporated by reference as Exhibit 10.15 to Form 10-K for fiscal year ended June 30, 2001 and filed on September 26, 2001.
10.5	Agreement dated as of January 1, 2003 between BENJAM Consulting LLC and the Company replacing the Agreement dated as of July 1, 1999 between Mark M. David and the Company for Mr. David's consulting services.	Incorporated by reference as Exhibit 10.17 to Form 10-Q for the quarter ended December 31, 2002 and filed on February 13, 2003.
10.6	Employment Agreement dated as of July 1, 2002 between Melvyn Knigin and the Company replacing the Agreement dated as of February 22, 2000.	Incorporated by reference as Exhibit 10.18 to Form 10-Q for the quarter ended December 31, 2002 and filed on February 13, 2003.
10.7	Letter dated January 28, 2003 from Melvyn Knigin to the Company for the surrender and forfeiture of Mr. Knigin's stock options.	Incorporated by reference as Exhibit 10.19 to Form 10-Q for the quarter ended December 31, 2002 and filed on February 13, 2003.
10.8	Line of Credit Agreement effective July 1, 2004 between HSBC Bank USA and the Company.	Filed herewith.
10.9	LIBOR Revolving Demand Note effective July 1, 2004 between HSBC Bank USA and the Company.	Filed herewith.
10.10	Demand Grid Note effective July 1, 2004 between HSBC Bank USA and the Company.	Filed herewith.
10.11	Continuing Letter of Credit Agreement effective July 1, 2004 between HSBC Bank USA and the Company.	Filed herewith.

Exhibit Number	Exhibit	Method of Filing
10.12	Continuing General Security Agreement effective July 1, 2004 between HSBC Bank USA and the Company.	Filed herewith.
21	Subsidiary of the Company.	Filed herewith.
23	Consents of Independent Registered Public Accounting Firms	Filed herewith.
31.1	Certification by Chief Executive Officer.	Filed herewith.
31.2	Certification by Principal Financial and Accounting Officer.	Filed herewith.
32	Section 1350 Certification.	Filed herewith.

The Company will furnish a copy of the Exhibits to this Annual Report upon the written request of a person requesting copies thereof and stating that he is a beneficial holder of the Company's Common Stock at a charge of $.50 per page, paid in advance. The Company will indicate the number of pages to be charged for upon such person's inquiry. Requests for copies and inquires should be addressed to:

Movie Star, Inc.
1115 Broadway
New York, New York 10010
Attention: Corporate Secretary

(b) **REPORT ON FORM 8-K**

Date	Items	Financial Statements
April 14, 2004	7, 9	None
May 11, 2004	7, 12	None
August 6, 2004	2, 7	None
August 25, 2004	2, 9	None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Company has duly caused this document to be signed on its behalf by the undersigned, thereunto duly authorized.

September 23, 2004

MOVIE STAR, INC.

By: /s/ MELVYN KNIGIN
MELVYN KNIGIN
Interim Chairman of the Board

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and as of the date indicated.

/s/MELVYN KNIGIN MELVYN KNIGIN	Interim Chairman of the Board; President; Chief Executive Officer	September 23, 2004
/s/ SAUL POMERANTZ SAUL POMERANTZ	Executive Vice President; Chief Operating Officer; Secretary & Director	September 23, 2004
/s/ THOMAS RENDE THOMAS RENDE	Chief Financial Officer (Principal Financial & Accounting Officer); Director	September 23, 2004
/s/ JOEL M. SIMON JOEL M. SIMON	Director	September 23, 2004
/s/ MICHAEL A. SALBERG MICHAEL A. SALBERG	Director	September 23, 2004
/s/ PETER COLE PETER COLE	Director	September 23, 2004
/s/ JOHN L. EISEL JOHN L. EISEL	Director	September 23, 2004